Prospectus Supplement
(To Prospectus Dated June 6, 1997)

$200,000,000

The CIT Group Holdings, Inc.

6.375% Notes Due August 1, 2002

The Notes will mature on August 1, 2002. Interest on the Notes is payable semiannually on February 1 and August 1, commencing February 1, 1998. The Notes are not redeemable prior to maturity and will not be entitled to any sinking fund. The Notes will be issued only in registered form in denominations of $1,000 and integral multiples thereof.

The Notes will be represented by one or more permanent global Notes registered in the name of The Depository Trust Company (the "Depositary") or its nominee. Beneficial interests in the global Notes will be shown on, and transfers will be effected only through, records maintained by the Depositary and its participants. See "Description of Notes--Book-Entry System." Except as described herein, Notes in definitive form will not be issued. Settlement for the Notes will be made in immediately available funds. The Notes will trade in the Depositary's Same-Day Funds Settlement System until maturity, and secondary market trading activity in the Notes will therefore settle in immediately available funds. All payments of principal and interest will be made by the Corporation in immediately available funds. See "Description of Notes--Same-Day Settlement and Payment."

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
                                            Underwriting
                           Price to         Discounts and      Proceeds to
                           Public(1)        Commissions(2)     Corporation(1)(3)
Per Note ...............   99.704%          .300%              99.404%
Total ..................   $199,408,000     $600,000           $198,808,000
--------------------------------------------------------------------------------

(1)  Plus accrued interest, if any, from July 28, 1997.

(2) The Corporation has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

(3) Before deduction of expenses payable by the Corporation estimated at $125,000.

The Notes are offered by the Underwriters when, as and if issued by the Corporation, delivered to and accepted by the Underwriters and subject to their right to reject orders in whole or in part. It is expected that delivery of the Notes, in book-entry form, will be made through the facilities of the Depositary on or about July 28, 1997, against payment in immediately available funds.

Salomon Brothers Inc
                              Chase Securities Inc.
                                                                  UBS Securities

The date of this Prospectus is July 23, 1997.

     CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES, INCLUDING PURCHASES OF THE NOTES TO STABILIZE THEIR MARKET PRICE AND PURCHASES OF THE NOTES TO COVER ANY SHORT POSITION IN THE NOTES MAINTAINED BY THE UNDERWRITERS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                                   ----------

                               RECENT DEVELOPMENTS

                  THE CIT GROUP HOLDINGS, INC. AND SUBSIDIARIES
                         CONSOLIDATED INCOME STATEMENTS
                              (Amounts in Millions)
                                                               Six Months Ended
                                                                   June 30,
                                                               -----------------
                                                                 1997      1996
                                                               -------   -------
Finance income .............................................   $ 889.0   $ 806.5
Interest expense ...........................................     456.7     413.8
                                                               -------   -------
  Net finance income .......................................     432.3     392.7
Fees and other income ......................................     107.1     125.9
Gain on sale of equity interest acquired in loan workout ...      58.0      --
                                                               -------   -------
  Operating revenue ........................................     597.4     518.6
                                                               -------   -------
Salaries and general operating expenses ....................     210.5     193.5
Provision for credit losses ................................      56.0      54.4
Depreciation on operating lease equipment ..................      66.0      56.3
Minority interest in subsidiary trust holding solely
   debentures of the company ...............................       6.7      --
                                                               -------   -------
  Operating expenses .......................................     339.2     304.2
                                                               -------   -------
Income before provision for income taxes ...................     258.2     214.4
Provision for income taxes .................................      94.4      82.2
                                                               -------   -------
  Net income ...............................................   $ 163.8   $ 132.2
                                                               =======   =======

     The Corporation's earnings for the first six months of 1997 totaled a record $163.8 million, up 23.9% from $132.2 million for the same period in 1996. The improvements reflect growth in net finance income from a higher level of earning assets and a one time gain on sale of an equity interest acquired in a loan workout, offset by higher operating expenses (primarily personnel related costs and a provision for vacant leased office space) and an increase in net credit losses.

                              DESCRIPTION OF NOTES

     The 6.375% Notes Due August 1, 2002 (the "Notes") are to be issued as a series of Debt Securities under the Indenture, dated as of May 1, 1994 (the "Indenture"), between the Corporation and Harris Trust & Savings Bank, as Trustee (the "Trustee"), which is more fully described in the accompanying Prospectus. The Trustee is also the Registrar and Paying Agent.

General

     The Notes offered hereby will bear interest from July 28, 1997 at the rate of 6.375% per annum, payable semiannually on February 1 and August 1 of each year, commencing February 1, 1998, to the persons in whose names the Notes are registered at the close of business on the fifteenth day next preceding the applicable interest payment date. The Notes will mature on August 1, 2002. The Notes are Senior Securities as described in the accompanying Prospectus.

     Interest will be computed on the basis of a 360-day year of twelve 30-day months. If an interest payment date or the maturity date falls on a day that is not a business day, the payment will be made on the next business day as if it were made on the date such payment was due, and no interest will accrue on the amount so payable for the period from and after such interest payment date or the maturity date, as the case may be.

     The Notes will be issued in fully registered form only, without coupons. The Notes will be issuable in denominations of $1,000 and integral multiples thereof. The Notes will be represented by one or more permanent global Notes registered in the name of The Depository Trust Company, New York, New York (the "Depositary"), or its nominee, as described below.

     As discussed below, payment of principal of, and interest on, Notes represented by a permanent global Note or Notes registered in the name of or held by the Depositary or its nominee will be made in immediately available funds to the Depositary or its nominee, as the case may be, as the registered owner and holder of such permanent global Note or Notes. See "Same-Day Settlement and Payment."

Redemption

     The Notes are not redeemable prior to maturity and will not be entitled to any sinking fund.

Book-Entry System

     Upon issuance, the Notes will be represented by a permanent global Note or Notes. Each permanent global Note will be deposited with, or on behalf of, the Depositary and registered in the name of a nominee of the Depositary. Except under the limited circumstances described below, permanent global Notes will not be exchangeable for definitive certificated Notes.

     Ownership of beneficial interests in a permanent global Note will be limited to institutions that have accounts with the Depositary or its nominee ("participants") or persons that may hold interests through participants. In addition, ownership of beneficial interests by participants in such permanent global Note will be evidenced only by, and the transfer of that ownership interest will be effected only through, records maintained by the Depositary or its nominee for such permanent global Note. Ownership of beneficial interests in such permanent global Note by persons that hold through participants will be evidenced only by, and the transfer of that ownership interest within such participant will be effected only through, records maintained by such participant. The Depositary has no knowledge of the actual beneficial owners of the Notes. Beneficial owners will not receive written confirmation from the Depositary of their purchase, but beneficial owners are expected to receive written confirmation providing details of the transaction, as well as periodic statements of their holdings, from the participants through which the beneficial owners entered the transaction. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may impair the ability to transfer beneficial interests in such permanent global Note.

     The Corporation has been advised by the Depositary that upon the issuance of a permanent global Note and the deposit of such permanent global Note with the Depositary, the Depositary will immediately credit, on its book-entry registration and transfer system, the respective principal amounts represented by such permanent global Note to the accounts of participants.

     Payment of principal of, and interest on, Notes represented by a permanent global Note registered in the name of or held by the Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner and holder of the permanent global Note representing such Notes. The Corporation has been advised by the Depositary that upon receipt of any payment of principal of, or interest on, a permanent global Note, the Depositary will immediately credit, on its book-entry registration and transfer system, accounts of participants with payments in amounts proportionate to their respective beneficial interests in the principal amount of such permanent global Note as shown in the records of the Depositary. Payments by participants to owners of beneficial interests in a permanent global Note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the sole responsibility of such participants, subject to any statutory or regulatory requirements as may be in effect from time to time.

     None of the Corporation, the Trustee, or any other agent of the Corporation or the Trustee will have any responsibility or liability for any aspect of the records of the Depositary, any nominee, or any participant relating to, or payments made on account of, beneficial interests in a permanent global Note or for maintaining, supervising, or reviewing any of the records of the Depositary, any nominee, or any participant relating to such beneficial interests.

     A permanent global Note is exchangeable for definitive Notes registered in the name of, and a transfer of a permanent global Note may be registered to, any person other than the Depositary or its nominee, only if:

          (a) the Depositary notifies the Corporation that it is unwilling or unable to continue as Depositary for such permanent global Note or if at any time the Depositary ceases to be a clearing agency registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act");

          (b) the Corporation in its sole discretion determines that such permanent global Note shall be exchangeable for definitive Notes in registered form; or

          (c) there shall have occurred and be continuing an event of default under the Indenture, as described in the accompanying Prospectus, and the Depositary is notified by the Corporation or the Trustee that such global Note shall be exchangeable for definitive Notes in registered form.

Any permanent global Note that is exchangeable pursuant to the preceding sentence will be exchangeable in whole for definitive Notes in registered form, of like tenor and of an equal aggregate principal amount as the permanent global Note, in denominations of $1,000 and integral multiples thereof. Such definitive Notes will be registered in the name or names of such person or persons as the Depositary shall instruct the Trustee. It is expected that such instructions may be based upon directions received by the Depositary from its participants with respect to ownership of beneficial interests in such permanent global Note.

     Except as provided above, owners of beneficial interests in such permanent global Note will not be entitled to receive physical delivery of Notes in definitive form and will not be considered the holders thereof for any purpose under the Indenture, and no permanent global Note shall be exchangeable, except for another permanent global Note of like denomination and tenor to be registered in the name of the Depositary or its nominee. Accordingly, each person owning a beneficial interest in such permanent global Note must rely on the procedures of the Depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the Indenture.

     The Corporation understands that, under existing industry practices, in the event that the Corporation requests any action of holders, or an owner of a beneficial interest in such permanent global Note desires to give or take any action that a holder is entitled to give or take under the Indenture, the Depositary would authorize the participants holding the relevant beneficial interests to give or take such action, and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

     The Depositary has advised the Corporation that the Depositary is a limited purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under the Exchange Act. The Depositary was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depositary's participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. The Depositary is owned by a number of its participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the Depositary's book-entry system is also available to others, such as banks, brokers, dealers, and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The rules applicable to the Depositary and its participants are on file with the Securities and Exchange Commission.

Same-Day Settlement and Payment

     Settlement for the Notes will be made by the Underwriters (as defined below in "Underwriting") in immediately available funds. So long as the Notes are represented by a permanent global Note or Notes, all payments of principal and interest will be made by the Corporation in immediately available funds.

     Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing-house or next-day funds. In contrast, so long as the Notes are represented by a permanent global Note or Notes registered in the name of the Depositary or its nominee, the Notes will trade in the Depositary's Same-Day Funds Settlement System, and secondary market trading activity in the Notes will therefore be required by the Depositary to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Notes.

Information Concerning the Trustee

     The Corporation from time to time may borrow from the Trustee, and the Corporation and certain of its subsidiaries may maintain deposit accounts and conduct other banking transactions with the Trustee.

                                 DIVIDEND POLICY

     The Corporation, The Dai-Ichi Kangyo Bank, Limited, the 80% stockholder of the Corporation ("DKB"), and CBC Holding (Delaware) Inc., a subsidiary of The Chase Manhattan Corporation and the 20% stockholder of the Corporation ("CBC Holding"), operate under a policy requiring the payment of dividends by the Corporation to DKB and CBC Holding equal to and not exceeding 30% of net operating earnings of the Corporation on a quarterly basis. Such dividends are paid to DKB and CBC Holding based upon their respective stock ownership in the Corporation. The Indenture does not require this policy or otherwise directly limit the Corporation's ability to pay dividends.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement (the "Underwriting Agreement"), between the Corporation, Salomon Brothers Inc, Chase Securities Inc., and UBS Securities LLC (the "Underwriters"), the Corporation has agreed to sell to each of the Underwriters, and each of the Underwriters has severally agreed to purchase the principal amount of the Notes set forth opposite its name below. Chase Securities Inc. is an affiliate of the Corporation. See "Plan of Distribution" in the accompanying Prospectus.

                                                             Principal Amount
         Underwriter                                             of Notes
         -----------                                         ----------------
     Salomon Brothers Inc .................................    $ 66,800,000
     Chase Securities Inc. ................................      66,600,000
     UBS Securities LLC ...................................      66,600,000
                                                               ------------
     Total ................................................    $200,000,000
                                                               ============

     The Corporation has been advised by the Underwriters that they propose initially to offer the Notes to the public at the public offering price set forth on the cover page of this Prospectus Supplement, and to certain dealers at such price less a concession not in excess of .200% of the principal amount of the Notes. The Underwriters may allow, and such dealers may reallow, a concession to certain other dealers not in excess of .125% of such principal amount. After the initial public offering, the public offering price and such concessions may be changed from time to time.

     The Notes are a new issue of securities with no established trading market. The Corporation does not presently intend to list the Notes on any securities exchange. The Corporation has been advised by the Underwriters that they intend to make a market in the Notes, but the Underwriters are not obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

     The   Underwriting   Agreement   provides  that  the   obligations  of  the
Underwriters  are  subject  to  certain   conditions   precedent  and  that  the
Underwriters will purchase all the Notes if any are purchased.

     In connection with this offering, certain Underwriters and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the Notes. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M, pursuant to which such persons may bid for or purchase Notes for the purpose of stabilizing their market price. The Underwriters also may create a short position for the account of the Underwriters by selling more Notes in connection with this offering than they are committed to purchase from the Corporation, and in such case may purchase Notes in the open market following completion of this offering to cover such short position. Any of the transactions described in this paragraph may result in the maintenance of the price of the Notes at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and, if they are undertaken, they may be discontinued at any time.

     The Underwriting Agreement provides that the Corporation will indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or contribute to payments the Underwriters may be required to make in respect thereof.

No dealer, salesman or other individual has been authorized to give any information or to make any representations not contained in this Prospectus Supplement or the Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Corporation or the Underwriters. This Prospectus Supplement and the Prospectus do not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such offer in such jurisdiction. Neither the delivery of this Prospectus Supplement or the Prospectus nor any sale made hereunder or thereunder shall, under any circumstances, create any implication that the information herein is correct as of any time subsequent to the date hereof or that there has been no change in the affairs of the Corporation since such date.

                                   ----------

                                Table of Contents

                                                                          Page
                                                                          ----

                              Prospectus Supplement

Recent Developments .....................................................  S-2
Description of Notes ....................................................  S-2
Dividend Policy .........................................................  S-5
Underwriting ............................................................  S-5


                                   Prospectus

Available Information ...................................................    2
Documents Incorporated by Reference .....................................    2
The Corporation .........................................................    3
Summary of Financial Information ........................................    6
Use of Proceeds .........................................................    7
Description of Debt Securities ..........................................    7
Plan of Distribution ....................................................   12
Experts .................................................................   13
Legal Opinions ..........................................................   13


$200,000,000

The CIT Group
Holdings, Inc.

6.375% Notes
Due August 1, 2002

        THE
[LOGO]  CIT
       GROUP

Salomon Brothers Inc
Chase Securities Inc.
UBS Securities

Prospectus Supplement

Dated July 23, 1997